UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25/A

AMENDMENT NO. 1 TO
NOTIFICATION OF LATE FILING

Commission File Number 0-17028
CUSIP Number N/A

(Check One):	|_| Form 10-K	|_| Form 20-F	|_| Form 11-K	|X| Form 10-Q	|_| Form 10-D	|_| Form N-SAR
|_| Form N-CSR
For Period Ended: September 30, 2005

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
|_| For the Transition Period Ended: _____________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

First Business Financial Services, Inc.
Full Name of Registrant

Former Name, if Applicable

401 Charmany Drive
Address of Principal Executive Office (Street and Number)

Madison, Wisconsin 53719
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	|	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
	|	effort or expense;
|
|X|	|	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR
	|	or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due
	|	date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D,
	|	or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
|
	|	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q of First Business Financial Services, Inc. (FBFS) for the period ended September 30, 2005 cannot be filed within the prescribed time period because, as disclosed in FBFS’s Current Report on Form 8-K, dated November 8, 2005, FBFS requires additional time to incorporate into its condensed consolidated financial statements the effects of prior period restatements necessary to amend the accounting treatment related to its interest rate swaps associated with money market deposit accounts (“MMDAs”), variable rate loans (“Loans”), trust preferred securities (“TPSs”) and brokered certificates of deposit (“CDs”).

Since 2001, FBFS has entered into various interest rate swaps to hedge the interest rate risk inherent in its Loans and MMDAs. Since inception of the hedging program, FBFS has applied the “short-cut method” of cash flow hedge accounting under Financial Accounting Standards (“FAS”) 133 to account for the swaps. FBFS has determined that in retrospect these swaps did not qualify for the “short-cut method” because the hedged item consisted of a pool of Loans and a pool of MMDAs that were not the same recognized assets and liabilities over the life of the swap (which is required under FAS 133 to qualify for the “short-cut method”).

In December 2001, FBFS Statutory Trust I (the “Trust”), a business trust wholly owned by FBFS sold preferred securities and FBFS simultaneously entered into an interest rate swap to hedge the interest rate risk. Since inception of the swap, FBFS has applied the “short-cut method” of cash flow hedge accounting under FAS 133 to account for the swaps. Effective in the year beginning January 1, 2004, in accordance with the application of the Financial Accounting Standards Board Interpretation No. 46 (revised) (“FIN 46R”) FBFS deconsolidated the Trust. Upon adoption of FIN 46R, FBFS did not dedesignate the existing hedge relationship and redesignate a new hedging relationship, therefore the swap no longer qualifies for hedge accounting.

Additionally, since the third quarter of 2004, FBFS has entered into various interest rate swaps to hedge the interest rate risk inherent in certain of its brokered CDs. Since inception of the hedging program, FBFS has applied the “short-cut method” of fair value hedge accounting under FAS 133 to account for the swaps. FBFS has determined that these swaps did not qualify for the “short-cut method” because in retrospect the related broker fee was determined to have caused the swap not to have a zero value at inception (which is required under FAS 133 to qualify for the “short-cut method”).

Although for the MMDA, Loan and CD swaps the financial statement impact of applying the alternative “long-haul method” of effectiveness testing using FAS 133 rather than the “short-cut method” shows no material difference in the effectiveness of the swaps, hedge accounting under FAS 133 is not allowed for the affected periods because the hedge documentation required for the “long-haul method” was not in place at the inception of the hedge. Similarly the TPS swap remained economically effective but under FAS 133 hedge accounting is not allowed for the affected periods because the required documentation was not in place on the date FIN 46R was adopted.

As a result, FBFS expects that the financial statements for the years ended December 31, 2001, 2002, 2003 and 2004 and for the six months ended June 30, 2005 will reflect a cumulative adjustment that results in a charge to earnings of approximately $564 thousand, net of income taxes, to account for the interest rate swaps as if cash flow hedge accounting for swaps related to the Loans, MMDAs and TPSs and fair value hedge accounting for the brokered CDs was never applied. In addition, FBFS expects that the third quarter of 2005 will include a charge of approximately $85 thousand, net of income taxes, to reflect the same treatment.

Cash flow hedge accounting allows a company to record the effective portion of the gain or loss in other comprehensive income. Eliminating the application of cash flow hedge accounting requires that the mark-to-market adjustment be recorded in net income rather than other comprehensive income.

Fair value hedge accounting allows a company to record the change in fair value of the hedged item, in this case, brokered CDs, as an adjustment to income as an offset to the mark-to-market adjustment on the related interest rate swap. Eliminating the application of fair value hedge accounting reverses the fair value adjustments that have been made to the brokered CDs.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James F. Ropella	608	238-8008
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As stated in Part III, FBFS expects that the financial statements for the years ended December 31, 2001, 2002, 2003 and 2004 and for the six months ended June 30, 2005 will reflect a cumulative adjustment that results in a charge to earnings of approximately $564 thousand, net of income taxes. That cumulative adjustment includes an expected charge to earnings of approximately $67 thousand, net of income taxes, for the nine-month period ended September 30, 2004.

   First Business Financial Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this amendment to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2005	By /s/ James F. Ropella
James F. Ropella
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).